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                            March 24, 2022

       Jeffrey J. Guzy
       Chief Executive Officer and Director
       CoJax Oil and Gas Corporation
       3033 Wilson Blvd, Suite E-605
       Arlington, VA 22201

                                                        Re: CoJax Oil and Gas
Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed May 14, 2021
                                                            Response dated
February 9, 2022
                                                            File No. 333-232845

       Dear Mr. Guzy:

              We have reviewed your February 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 1, 2021 letter.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis, page 44

   1. Given your merger with Barrister Energy LLC on November 17, 2020, and considering the financial
statements that you filed August 12, 2020 on a Form 8-K/A, reporting revenues of $63,534 for
2019 and $160,492 for 2018, it appears that you should update disclosures on pages
22, 36, 45, 59, and 68, which state that you have no revenue generating operations,
to clarify the current status of your operations.

                                                        You should explain how
the properties have performed each period relative to the earlier periods and if
operations have been curtailed or if production has declined, you should also quantify the
changes in volumes and the financial effects and state the reasons.
 Jeffrey J. Guzy
FirstName   LastNameJeffrey J. Guzy
CoJax Oil and  Gas Corporation
Comapany
March       NameCoJax Oil and Gas Corporation
       24, 2022
March2 24, 2022 Page 2
Page
FirstName LastName

         Given the provisions in Sections 1.1.2 and 21 of the Purchase and Sale Agreement at
         Exhibit 2.2 to the Form 8-K that you filed on June 22, 2020, indicating the oil and gas properties continue to be managed by the former owner and that proceeds from the sales of any production were to be retained by the former owner to reduce the amount of the note payable, you should also have disclosure of this arrangement in the notes to your financial statements, and a discussion of change or the absence of change in the note payable balance, and the implications for cash flows to the company in MD&A.

         As it appears that you will need to recognize Barrister Energy LLC as the accounting acquirer in the merger, you will also need to expand your disclosures in MD&A to address the results of operations including the oil and gas properties for all periods.
Financial Statements
Note 3 - Summary of Significant Accounting Policies, page 60

2. We understand from your response to prior comment one that you have adopted the Full
         Cost Method of accounting for oil and gas producing activities and will conform disclosures in your periodic reports accordingly, although you state that you do not believe this is required because you had not engaged in drilling activities.

         Given that you report having acquired producing oil and gas properties in your merger with Barrister Energy LLC, and disclose oil and gas reserves on pages 15 and 71, you are considered to be engaged in oil and gas producing activities as defined in FASB ASC 932-
         10-15-2A, and are required to disclose the accounting method being applied in the notes to your financial statements by FASB ASC 932-235-50-1.

         In addition to resolving the inconsistencies between disclosures of the accounting policy being applied, please also resolve the inconsistencies between the reserve disclosures on the pages referenced above and provide all of the information prescribed by FASB ASC
         932-235-50 in the supplemental notes to your financial statements.
Note 5 - Acquisition, page 63

3. We have considered the information provided in your response to prior comment two, indicating that you have not accounted for the transaction with Barrister Energy LLC as a reverse merger because Cojax Oil and Gas Corporation did not undergo a change in control; you state that your CEO and CFO "were continuing to exercise control of the operation and business" following the acquisition.

         However, in the Form 8-K that you filed on November 20, 2020 to announce completion of the transaction, you disclosed that "voting control of CoJax will be held by the former
         Barrister Members as new shareholders of CoJax Common Stock" and you quantified that interest at 99.9% of your outstanding common shares.
 Jeffrey J. Guzy
CoJax Oil and Gas Corporation
March 24, 2022
Page 3
         We understand that your CEO held a single common share and that your CFO did not hold any common shares upon completing this transaction.

         You mention that you assumed the $2.7 million purchase obligation of Barrister Energy,
         LLC, which arose in an earlier acquisition of its interests in oil and gas properties, and you refer to subsequent issuances of convertible preferred shares and common shares in
         January 2021 and February 2021, which have increased the interests of your CEO and
         CFO to about 7% on a full diluted basis as of March 31, 2021 and September 30, 2021.

         Given the magnitude of the voting interests conveyed to the former members and the relative size of the entities, it appears that Barrister Energy LLC should be identified as the accounting acquirer, following the guidance in FASB ASC 805-10-55-12(a), 55-12(c), and 55-13. While the officers may have influence over business operations and policies, you have not established how this would override the concentration of voting interests; the subsequent issuances of shares would not be properly considered in the accounting determination that is required pursuant to FASB ASC 805-20-25-1.

         Therefore, it appears that you should comply with the guidance on the preparation of financial statements following a reverse merger in FASB ASC 805-40-45.
Note 9 - Related Party Transactions, page 65

4. We understand that on January 4, 2021 you issued 30,000 shares of Series A Convertible
         Preferred Stock to your CEO and CFO. Please file the certificate of designation for your
         Series A Convertible Preferred Stock to comply with Item 601(b)(4) of Regulation S-K.
        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or
Karl
Hiller, Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameJeffrey J. Guzy                               Sincerely,
Comapany NameCoJax Oil and Gas Corporation
                                                                Division of
Corporation Finance
March 24, 2022 Page 3                                           Office of
Energy & Transportation
FirstName LastName